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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Genesis Holdings, Inc.
 (Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

(CUSIP Number)

Jeffrey Perry, Esq.
7119 E. Shea Blvd., Suite 109-111
Scottsdale, AZ 85254-6107
Telephone 480-368-5441
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gerald B. Van Wie
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

SC
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

State of Colorado
	7	Sole Voting Power

		7,128,000
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		7,128,000
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,128,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

28.51%
14	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”), of Genesis Holdings, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 15849 North 71st Street, Suite 226, Scottsdale, Arizona 85254-2179.

Item 2.	Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name;

Gerald B. Van Wie

(b)	Residence or business address;

15849 North 71st Street, Suite 226, Scottsdale, AZ 85254-2179

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Vice President, Chief Operating Officer and Chief Technology Officer of Genesis Holdings, Inc. Vice President and Chief Operating Officer of BioAuthorize, Inc., a wholly-owned subsidiary of Genesis Holdings, Inc.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

Inapplicable.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

Inapplicable.

(f)	Citizenship.

A U.S. citizen and resident of the State of Colorado.

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Yada Schneider acquired beneficial ownership of the Common Stock reported on hereunder on February 18, 2008 pursuant to the closing of the share exchange (the “Exchange”) contemplated by the Share Exchange Agreement (the “Agreement”) dated February 18, 2008 by and among the Company, BioAuthorize, Inc., a Colorado corporation (“BioAuthorize”), and the BioAuthorize Shareholders listed on Exhibit A to the Agreement. Mr. Schneider was a common stockholder of BioAuthorize, and pursuant to the Exchange, all of the capital stock holdings of BioAuthorize were converted into shares of Common Stock of the Company. The Company issued a total of 20,000,000 shares of Common Stock to the BioAuthorize Shareholders upon the closing of the Exchange.

Pursuant to provisions of the Agreement, Yada Schneider was appointed as a director of the Company and as the President and Chief Executive Officer of the Company effective February 18, 2008. In addition, effective February 18, 2008 G. Neil Van Wie was appointed as Vice President and Chief Financial Officer of the Company, and Gerald B. Van Wie was appointed Vice President, Chief Operating Officer and Chief Technical Officer of the Company.

Under a post-closing condition of the share exchange, Larry Don Bankston and Lenny Amado, presently directors of the Company, will resign from the Board of Directors, and G. Neil Van Wie and Gerald B. Van Wie are to be appointed to the Board.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The purpose of the transaction was for the Company to acquire all of the outstanding capital stock of BioAuthorize by means of the Exchange. The Company issued a total of 20,000,000 shares of Common Stock upon the closing of the Exchange. Except as described in Item 3 above, which is hereby incorporated by reference, the Reporting Person has no other plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

The Reporting Person intends to evaluate and review the Company and its business, assets, corporate structure, capitalization, operations, properties, polices, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the Exchange. Accordingly, the Reporting Person reserves the right to change any plans and intentions at any time, as such Reporting Person deem necessary and appropriate.

Item 5.	Interest in Securities of the Issuer

(a)
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

7,128,000 shares of Common Stock representing 28.51% of the shares outstanding.

(b)
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

7,128,000 shares as to which there is sole voting power and sole dispositive power.

(c)
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

Within the past 60 days, the following transactions were effected: The transactions described in Item 3.

(d)
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Inapplicable.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None.

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit	Description

1(1) Share Exchange Agreement dated February 18, 2008 by and among Genesis Holdings, Inc., a Nevada corporation, BioAuthorize, Inc., a Colorado corporation, and the BioAuthorize Shareholders listed on Exhibit A to the Agreement.
2(1) Share Exchange Agreement dated February 18, 2008 by and among Genesis Holdings, Inc., a Nevada corporation, Genesis land, Inc., a Nevada corporation and the Bankston Third Family Limited Partnership.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 28, 2008

Signature /s/ Gerald B. Van Wie

Name/Title Gerald B. Van Wie

(1)	Incorporated by reference from Genesis Holdings, Inc.’s Form 8-K filed with the Securities and Exchange Commission on February 22, 2008.